FOR IMMEDIATE RELEASE
     March 10, 1997

                                             Media Contact:  Robert Fort
                                             (757) 629-2710


     NORFOLK, VA -- Norfolk Southern Corporation (NYSE:NSC) today announced that it is extending its previously announced tender offer for shares of Conrail. Norfolk Southern expects to negotiate with CSX Corporation a comprehensive settlement of the issues confronting the eastern railroads consistent with the proposal submitted by Norfolk Southern last month. However, while negotiations are pending, Norfolk Southern intends to amend its tender offer to run coextensive with the CSX tender offer. Accordingly, the tender offer has been extended through 12:00 midnight, New York City time, on Friday, April 18, 1997.
     Norfolk Southern continues to offer $115 cash per share for all shares of Conrail. According to the depositary for the Norfolk Southern tender offer, approximately 1,056,000 Conrail shares had been tendered and not withdrawn pursuant to Norfolk Southern's offer as of the afternoon of March 7.

                                    ###

     World Wide Web Site - http://www.nscorp.com